

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Gregory Anderson
Chief Financial Officer
Allegiant Travel CO
1201 North Town Center Drive
Las Vegas, Nevada 89144

> **Re: Allegiant Travel CO**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-33166**

Dear Gregory Anderson:

We have reviewed your November 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2022 letter.

From 10-K for the Fiscal Year ended December 31, 2021

Financial Statements
Note 7 - Long Term Debt, page F-71

1.   We note your response to prior comment one stating that you will "evaluate including additional detail" regarding your long-term debt in future filings, although you also indicate that you view your present disclosures as fully responsive to the disclosure requirements in Rule 5-02.22 of Regulation S-X.

However, we believe that details should be provided for each issue or type of obligation that is presently combined with dissimilar obligations and with greater specificity. Please submit the revisions that you propose to address this concern.

If you expect to include aggregated content, explain your rationale or view on the type classification and provide us with a schedule of the related obligations, along with descriptions of the corresponding balances and terms.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation